Actions Semiconductor Announces CEO Transition

ZHUHAI, China, November 8, 2011- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today announced that Dr. Zhenyu Zhou will replace Mr. Niccolo Chen as Chief Executive Officer, effective December 1, 2011.  Mr. Chen is stepping down as CEO effective November 30, 2011 and will assume the role of Chief Strategy Officer at Actions, where he will focus on strategic investments.   Dr. Zhou currently serves as Senior Vice President at Actions Semiconductor.

Dr. Zhou has over 16 years of senior management experience, with expertise in establishing R&D teams, setting strategy and product road maps, and driving revenue growth through design win activity.  A native of China who has extensive U.S. management experience, Dr. Zhou has proficiency in effectively running a China-based company that serves the global markets.  In his current role as Senior Vice President at Actions Semiconductor, he leads the effort for the company's Android-based product line.  Dr. Zhou spent the last six years in Shanghai, China as Founder and CEO of Mavrix Technology, a developer of multimedia and mobile TV SOCs for brand name and non-branded cell phone makers in China.  He founded Mavrix technology in 2005 and the company was acquired by Actions Semiconductor in 2010.  Prior to that, Dr. Zhou served as Senior Vice President of digital imaging products at ESS Technology, Inc., based in Fremont, California and a developer of CMOS sensors for cell phone makers such as Motorola, Samsung and LG.  In January 1999, Dr. Zhou founded NetRidium Communications, Inc., in Irvine, California, a leader in high speed home networking.    In February 2000, NetRidium, Inc. was acquired by ESS Technologies, Inc.   Prior to founding NetRidium, Inc., Dr. Zhou held multiple senior level engineering positions at Conexant/Rockwell in Newport Beach, California.

Dr. Zhou graduated with a master’s degree and a PhD from the Signal and Image Processing Institute at the University of Southern California, Viterbi School of Engineering.  Dr. Zhou holds a master’s degree and a bachelor’s degree from Zhejiang University in Hongzhou China.

“I am confident that during his tenure at Mavrix and Actions Semiconductor, Zhenyu has developed a strong understanding of our business that will ensure a smooth transition,” commented Mr. David Lee, Chairman of Actions' Board.  He has extensive experience in cultivating relationships with global customers and brings valuable knowledge of the capital markets.  As Actions continues to focus on global expansion and penetrating brand name customers, we believe Zhenyu’s expertise will be a tremendous asset.

“On behalf of the Board, I would like to extend our appreciation to Niccolo for his exceptional contributions to Actions over the past two years.  As CEO, he strategically focused our engineering program and created a diversified product platform that has generated increased design win activity.  Additionally, he helped drive the improvement of the company’s bottom line.  We look forward to Niccolo’s continued participation in the growth of Actions in his new role in the company,” concluded Mr. David Lee.

About Actions Semiconductor
Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor’s belief that it is positioned to capture some upside from these trends, and Actions Semiconductor’s future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
+1 415 217 4967	+86-756-3392353*1110